# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HEIDRICK & STRUGGLES INTERNATIONAL INC, CIK 0001066605
CUSIP: 422819102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 233 S Wacker Drive, Suite 4900, Chicago, Illinois (IL), 60606-6303
Date of event which requires filing of this statement: 10/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001385702
Persons authorized to receive notices and communications: David N Smith, MAK Capital One L.L.C, 590 Madison Avenue, 31st Floor, New York, New York (NY), 10022, 212-609-6800; Howard M. Berkower, Esq., 250 West 55th Street, 13th Floor, New York, New York (NY), 10019, 212-609-6800

## Reporting persons
- MAK Capital Fund LP (CIK 0001426156): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 1,213,762; sole dispositive power 0; shared dispositive power 1,213,762; aggregate amount beneficially owned 1,213,762 (5.8% of the class)
  Comment: For item 13:
  
  This calculation is based upon 20,790,543 Shares outstanding as of October 31, 2025, as disclosed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- MAK Capital One L.L.C. (CIK 0001385702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,213,762; sole dispositive power 0; shared dispositive power 1,213,762; aggregate amount beneficially owned 1,213,762 (5.8% of the class)
  Comment: For item 13:
  
  The calculation is based upon 20,790,543 Shares outstanding as of October 31, 2025, as disclosed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- Michael A. Kaufman (CIK 0001426157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,213,762; sole dispositive power 0; shared dispositive power 1,213,762; aggregate amount beneficially owned 1,213,762 (5.8% of the class)
  Comment: For item 13:
  
  The calculation is based upon 20,790,543 Shares outstanding as of October 31, 2025, as disclosed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: HEIDRICK & STRUGGLES INTERNATIONAL INC
Address of issuer's principal executive offices: 233 S Wacker Drive, Suite 4900, Chicago, Illinois (IL), 60606-6303

## Item 2. Identity and Background
Name of person filing:
MAK Capital Fund, a Bermuda Islands limited partnership ("MAK Fund");

MAK Capital One L.L.C., a Delaware limited liability company ("MAK Capital");

MAK Fund is a pooled investment limited partnership. MAK Capital is the investment manager of MAK Fund, and Mr. Michael A. Kaufman ("Mr. Kaufman") is the managing member of MAK Capital.

MAK Capital is the investment manager of MAK Fund and other pooled investment vehicles; Mr. Kaufman is the managing member of MAK Capital.
Residence or business address:
MAK Capital Fund, a Bermuda Islands limited partnership whose address is: c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda for MAK Fund.

MAK Capital One L.L.C., a Delaware limited liability company whose address is 590 Madison Avenue, 31st Floor, New York, NY 10022

Michael A. Kaufman, a United States citizen, whose address is 590 Madison Avenue, New York, NY 10022.
Present principal occupation or employment:
MAK Capital Fund LP, a Bermuda Islands limited partnership;

MAK Capital One L.L.C., a Delaware limited liability company; and

Michael A. Kaufman, a United States citizen;

MAK Fund is a pooled investment limited partnership. MAK Capital is the investment manager of MAK Fund, and Mr. Kaufman is the managing member of MAK Capital.
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the Shares reported herein at an aggregate cost of $40,699,129. The funds used to purchase the Shares were obtained from the general working capital of MAK Fund which may at any given time include funds borrowed in the ordinary course in its margin account.

## Item 4. Purpose of Transaction
Purpose of transaction: The Shares reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. The response to Item 6 below is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to beneficially own and share voting and dispositive power in respect of 1,213,762 Shares.

The calculation is based upon 20,790,543 Shares outstanding as of October 31, 2025, as disclosed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: There were no transactions in the Issuer's Shares that were effected by the Reporting Persons during the past sixty days.
Transactions in the class effected during the past sixty days: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by the Reporting Persons identified in this Item 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: MAK Fund entered into a Letter Agreement with the Issuer on October 27, 2025 (the "Agreement") pursuant to which it agreed to (i) keep confidential certain information it received from the Issuer and not to trade on such information; (ii) to vote in favor of the merger provided for in that certain Merger Agreement, dated October 5, 2025, between the Issuer, Heron Merger Sub, Inc. and Heron Bidco, LLC (the "Merger Agreement"); and (iii) not to: directly or indirectly, effect, seek, offer or propose or participate, in any acquisition of the assets or securities of the Issuer, any tender offer, merger or other business combination involving the Issuer or any solicitation of proxies or consents to vote any voting securities of the Issuer. These obligations terminate upon the termination of the Merger Agreement. This description of the Agreement, is qualified by the Agreement which is an exhibit to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. 99.1. Joint Filing Agreement

Exhibit No. 99.2 Non Disclosure and Voting Agreement

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (11/05/2025)
- MAK Capital One L.L.C.: /s/ Michael A. Kaufman, Managing Member (11/05/2025)
- Michael A. Kaufman: /s/ Michael A. Kaufman, Managing Member (11/05/2025)